Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

ANNOUNCEMENT

REVISION OF ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED

TRANSACTIONS IN RELATION TO THE 2024

KINGSOFT FRAMEWORK AGREEMENT

REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Announcement in relation to, among others, the 2024 Kingsoft Framework Agreement entered into between the Company and Kingsoft Corporation. Pursuant to the 2024 Kingsoft Framework Agreement, during the period from January 1, 2025 to December 31, 2027, the Group will provide cloud services to Kingsoft Group, and Kingsoft Group will provide comprehensive property services, comprehensive technology services, and property lease services to the Group.

Due to the Group’s increasing demand of leasing from Kingsoft Group in light of its future business planning and administrative needs, the Board resolved to revise the annual caps for the comprehensive property services and the property lease services provided by Kingsoft Group to the Group for the two years of 2026 and 2027, while the annual caps for the remaining transactions under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027 will remain unchanged.

HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, Kingsoft Corporation directly held approximately 32.94% of the Shares, thus is a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, the 2024 Kingsoft Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratios in respect of the revised annual caps for the comprehensive property services and the property lease services provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027 are more than 0.1% but less than 5%, the comprehensive property services and the property lease services provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

From January 1, 2026 to the date of this announcement, the actual transaction amounts for the comprehensive property services and the property lease services provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement have not exceeded their respective original annual caps for the year ending December 31, 2026.

I.	INTRODUCTION

Reference is made to the Announcement in relation to, among others, the 2024 Kingsoft Framework Agreement entered into between the Company and Kingsoft Corporation. Pursuant to the 2024 Kingsoft Framework Agreement, during the period from January 1, 2025 to December 31, 2027, the Group will provide cloud services to Kingsoft Group, and Kingsoft Group will provide comprehensive property services, comprehensive technology services, and property lease services to the Group.

Due to the Group’s increasing demand of leasing from Kingsoft Group in light of its future business planning and administrative needs, the Board resolved to revise the annual caps for the comprehensive property services and the property lease services provided by Kingsoft Group to the Group for the two years of 2026 and 2027, while the annual caps for the remaining transactions under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027 will remain unchanged.

II.	2024 KINGSOFT FRAMEWORK AGREEMENT

The principal terms of the 2024 Kingsoft Framework Agreement are summarized as below.

Date:	November 19, 2024
Parties:	(i) the Company; and
(ii) Kingsoft Corporation
Term:	The term will be three years from January 1, 2025 to December 31, 2027. Each of the parties agreed that the agreement will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.
Nature of the Transactions:	For the scope of services under the 2024 Kingsoft Framework Agreement to be conducted from time to time, please refer to the Announcement and the Circular.
In respect of the revised annual caps:
(i) Comprehensive property services: Kingsoft Group has agreed to provide the comprehensive property management, administrative services, software, and system support to the Group, including but not limited to property management services and other related administrative support for the office space; and
(ii) Property lease services: Kingsoft Group has agreed to lease certain properties to the Group.
Principle of the Transactions:	The transactions under the 2024 Kingsoft Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.
The Group may, from time to time, enter into specific agreements with Kingsoft Group to specify the details such as scope of services, price and/or service fees, payment and settlement arrangements and other specifications, provided that the principles in the 2024 Kingsoft Framework Agreement must be followed.

Pricing Basis:	To ensure the pricing under the 2024 Kingsoft Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no more favourable than those offered by the Group to independent third parties, or no less favourable than those offered by independent third parties to the Group and those offered by Kingsoft Group to independent third parties (as the case may be).
In respect of the revised annual caps:
	(i)	Comprehensive property services: the fees for the comprehensive property services provided by Kingsoft Group shall be determined after arm’s length negotiation between the parties with reference to the prevailing market price of the similar services; and
	(ii)	Property lease services: shall be determined after arm’s length negotiation with reference to the prevailing market rates for comparable properties in terms of size and quality in the same locality.

Please refer to the Announcement and the Circular for details.

III.	ANNUAL CAPS, HISTORICAL AMOUNTS AND REVISED ANNUAL CAPS

1.	Annual caps and historical amounts

The table below sets forth the annual caps for the relevant services contemplated under the 2024 Kingsoft Framework Agreement for the two years of 2025 and 2026, as well as the historical amounts for the year ended December 31, 2025 and from January 1, 2026 to the date of this announcement:

				From January
	For the	For the	For the	1, 2026
	year ended	year ended	year ending	to the date
	December 31,	December 31,	December 31,	of this
	2025	2025	2026	announcement
	Annual	Historical	Annual	Historical
	caps	amounts	caps	amounts
		(unaudited)		(unaudited)
	(RMB in million)
Fees payable by Kingsoft Group in respect of the cloud services	469.1	384.6	597.0	33.9
Fees payable by the Group in respect of the comprehensive property services	16.9	9.4	17.9	2.4
Fees payable by the Group in respect of the comprehensive technology services	7.5	1.7	8.5	–
Maximum value of right-of-use asset in respect of the property lease	4.7	–	5.1	–

2.	Revised annual caps

The table below sets forth the existing and revised annual caps under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027:

	For the year ending December 31,
	2026		2027
	(RMB in million)
	Original	Revised	Original	Revised
	annual caps	annual caps	annual caps	annual caps
Fees payable by Kingsoft Group in respect of the cloud services	597.0	Unchanged	775.5	Unchanged
Fees payable by the Group in respect of the comprehensive property services	17.9	28.1	18.9	29.3
Fees payable by the Group in respect of the comprehensive technology services	8.5	Unchanged	9.5	Unchanged
Maximum value of right-of-use asset in respect of the property lease	5.1	65.6	5.5	66.1

3.	Basis of determination of the revised annual caps

The revised annual caps for the fees payable by the Group in respect of the comprehensive property services under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027 are determined with reference to, among others, (i) the historical transaction amounts and fees charged by Kingsoft Group; (ii) the current and expected future office space demand of the Group; and (iii) the fair market rates for similar services.

The revised annual caps for the maximum value of right-of-use asset of the Group in respect of the property lease under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027 are determined with reference to, among others, (i) the historical transaction amounts for the year ended December 31, 2025; (ii) the business development plan of the Group and the potential future lease arrangements; and (iii) the fair market rates for similar services.

For other reference factors regarding the basis of determination of the revised annual caps, please refer to the section headed “Reasons for and benefit of the revised annual caps” in this announcement.

4.	Reasons for and benefit of the revised annual caps

In light of the Group’s future business planning, administrative needs, and changes in the status of certain properties, the Group intends to adjust the leasing models for certain properties accordingly. Specifically, instead of the Group directly leasing certain properties, Kingsoft Group will lease certain properties as a contracting party and then sub-lease them to the Group for use. Subject to the pricing basis under the 2024 Kingsoft Framework Agreement, the prices at which Kingsoft Group sub-leases certain properties to the Group shall be the same as the prices at which the Group directly leases such properties. Based on this, the Group will enter into property sublease agreements with Kingsoft Group for such properties, and such properties will be recorded in the Group’s consolidated financial statements as right-of-use assets upon execution of such agreements. The Group expects the annual comprehensive property service fees payable to be approximately RMB5.20 million (unaudited) and the value of the right-of-use assets recognized to be approximately RMB49.59 million (unaudited). Therefore, the Board anticipated that the original cap amounts for the two years of 2026 and 2027 will be insufficient to meet the Group’s leasing demands, and has resolved to correspondingly increase the annual caps for the fees payable in respect of the comprehensive property services and the maximum value of right-of-use asset in respect of the property lease under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027.

Leveraging the long-standing cooperation between the Kingsoft Group and the Group as well as the familiarity of products and services of each party, the entering into of the 2024 Kingsoft Framework Agreement is expected to mutually benefit both parties. The provision of comprehensive property services and property lease services by Kingsoft Group to the Group will better leverage the mature infrastructure and services coverage already established by Kingsoft Group to provide a more stable and undisrupted office environment to the Group with the costs that are in line with prevailing market prices.

IV.	INFORMATION OF THE PARTIES

1.	Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

2.	Information of Kingsoft Corporation

Kingsoft Corporation, the controlling shareholder of the Company, is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Hong Kong Stock Exchange (Stock Code: 3888).

Kingsoft Corporation is principally engaged in the research and development and the provision of the office products and services of WPS Office, WPS 365 and WPS AI; and the research and development of games, and the provision of PC games and mobile games services.

V.	INTERNAL CONTROL MEASURES

In order to ensure the terms and conditions of the continuing connected transactions contemplated under the 2024 Kingsoft Framework Agreement are on normal commercial terms and fair and reasonable to the Company and the Shareholders and are no more favourable than terms offered available to or no less favourable from independent third parties, the Company has adopted the following internal control procedures:

(i)	For each type of continuing connected transactions to be conducted with Kingsoft Group, the Group will ensure that the terms and conditions (including the pricing policy) of the transactions are fair and reasonable by following the below procedures: With respect to the comprehensive property services, the comprehensive technology services, and the property lease services to be provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement, the relevant personnel of the business department of the Company will continuously monitor the terms and conditions under each specific agreement for the purpose of considering if they are no less favourable to the Group than the terms and conditions available from independent third parties for similar type of services. In particular, the business department of the Company will generally inquire the quotations offered by at least two independent third parties in respect of the similar services before entering into specific agreements.

(ii)	The designated staff of the finance department of the Company will closely monitor the actual amounts incurred for each type of continuing connected transactions for the purpose of ensuring the relevant annual caps are not exceeded. They will closely monitor the continuing connected transactions and report the latest status to the finance department of the Company on a monthly basis. The finance department of the Company will report to the senior management on a monthly basis and the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status.

•	If the actual transaction amounts reach approximately 80% of the respective annual caps at any given time of the year, the finance department of the Company shall immediately report to the senior management.

•	If the remaining cap for that year is expected to be insufficient to meet the Group’s future business needs, the senior management will report to the Board, and the Board will seek advice from its professional advisers and consider taking appropriate measures to revise the relevant annual caps in accordance with the applicable requirements under the Hong Kong Listing Rules.

(iii)	The independent non-executive Directors conduct an annual review of continuing connected transactions and provide annual confirmations in the Company’s annual report on whether the continuing connected transactions are conducted: (1) in the ordinary course of business; (2) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (3) in accordance with the terms of the relevant agreements; and (4) in the interests of the Company and the Shareholders as a whole.

(iv)	The Company’s external auditors will also conduct an annual review of the continuing connected transactions of the Group and provide annual confirmation to ensure that the transactions are conducted in accordance with the terms of the framework agreements (including the pricing policies and the annual caps thereof), on normal commercial terms and aligned with the pricing policy.

VI.	VIEW FROM THE BOARD

Mr. Lei Jun and Mr. Zou Tao are considered to have material interests by virtue of their respective directorships and shareholdings in Kingsoft Corporation. Accordingly, both Mr. Lei Jun and Mr. Zou Tao have abstained from voting on the relevant Board resolution to revise the annual caps for the fees payable in respect of the comprehensive property services and the maximum value of right-of-use asset in respect of the property lease under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027. Save as disclosed above, none of other Directors has a material interest in such transactions and is required to abstain from voting on the relevant resolution at the Board meeting.

The Directors (including independent non-executive Directors but excluding the Directors who shall abstain from voting on the relevant resolutions) are of the view that the 2024 Kingsoft Framework Agreement and the continuing connected transactions contemplated thereunder were entered into after arm’s length negotiation between the parties thereto and in the ordinary and usual course of business of the Group and on normal commercial terms, and the terms and conditions thereof as well as the revised annual caps for the fees payable in respect of the comprehensive property services and the maximum value of right-of-use asset in respect of the property lease for the two years of 2026 and 2027 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

VII.	HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, Kingsoft Corporation directly held approximately 32.94% of the Shares, thus is a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, the 2024 Kingsoft Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratios in respect of the revised annual caps for the comprehensive property services and the property lease services provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement for the two years of 2026 and 2027 are more than 0.1% but less than 5%, the comprehensive property services and the property lease services provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

From January 1, 2026 to the date of this announcement, the actual transaction amounts for the comprehensive property services and the property lease services provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement have not exceeded their respective original annual caps for the year ending December 31, 2026.

VIII.	DEFINITION

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2024 Kingsoft Framework Agreement”	the business cooperation and service framework agreement entered into between Kingsoft Corporation and the Company on November 19, 2024 in relation to the provision of cloud services, the acceptance of comprehensive property services, the acceptance of comprehensive technology services, and the acceptance of property lease services by the Group

“ADS(s)”	American Depositary Shares, each representing 15 Shares

“Announcement”	the announcement of the Company dated November 19, 2024

“Board”	the board of Directors

“Circular”	the circular of the Company dated November 29, 2024

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on Nasdaq in May 2020, and the ordinary Shares of which were listed on the main board of the Hong Kong Stock Exchange on December 30, 2022

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“continuing connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Kingsoft Corporation”	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Hong Kong Stock Exchange (stock code: 3888), the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Kingsoft Group”	Kingsoft Corporation and its subsidiaries

“Nasdaq”	the Nasdaq Global Select Market

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“%”	per cent

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Vice Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, March 1, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. Zhang Duo as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.